SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of March 2006

                           PRANA BIOTECHNOLOGY LIMITED
                              (Name of Registrant)

          Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
                    (Address of principal executive offices)

               Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

               This Form 6-K is being incorporated by reference into the Registrant's Registration Statement on Form F-3 File No. 333-116232.

                           PRANA BIOTECHNOLOGY LIMITED
                        (a development stage enterprise)


6-K Items

     1. Condensed Consolidated Financial Statements of Prana Biotechnology Limited and Subsidiaries (a development stage enterprise) as of December 31, 2005 and for the six months ended December 31, 2005 and 2004 and Operating and Financial Review and Prospects for the six months ended December 31, 2005 and December 31, 2004.

                                                                          ITEM 1

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
                        (a development stage enterprise)


               INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005
                              IN AUSTRALIAN DOLLARS

                                      INDEX

                                                                          Page
CONDENSED CONSOLIDATED BALANCE SHEET.........................................2
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS...............................3
CONDENSED CONSOLIDATED CASH FLOW STATEMENT...................................4
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY..........5
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.....................7
OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................27

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
                        (a development stage enterprise)

                      CONDENSED CONSOLIDATED BALANCE SHEET
                (in Australian dollars, except number of shares)
                                   (Unaudited)


                                                          December 31,       June 30,
                                                         --------------   ---------------
                                                               2005             2005
                                                         --------------   ---------------
                                             Note
 Current Assets
 Cash and cash equivalents                                  15,687,832        21,453,304
 Trade and other receivables                                   231,650           174,476
 Other current assets                                          157,546           495,165
                                                         --------------   ---------------
 Total Current Assets                                       16,077,028        22,122,945
                                                         --------------   ---------------
 Non Current Assets
Property and equipment, net of accumulated
   depreciation of $417,297 and $390,776
   respectively                                                140,075           166,214
                                                         --------------   ---------------
 Total Non Current Assets                                      140,075           166,214
                                                         --------------   ---------------
 Total Assets                                               16,217,103        22,289,159
                                                         --------------   ---------------

 Current Liabilities
 Trade and other payables                                    1,069,530         2,571,181
 Provisions                                                     55,620            78,602
                                                         --------------   ---------------
 Total Current Liabilities                                   1,125,150         2,649,783
                                                         --------------   ---------------
 Non-Current Liabilities
 Provisions                                                     64,681            45,200
                                                         --------------   ---------------
 Total Non-Current Liabilities                                  64,681            45,200
                                                         --------------   ---------------

 Total Liabilities                                           1,189,831         2,694,983
                                                         --------------   ---------------
 Commitments and Contingencies                   6
                                                         --------------   ---------------

 Net Assets                                                 15,027,272        19,594,176
                                                         ==============   ===============
 Equity
 Issued capital                                             54,965,674        54,662,445
    December 31, 2005: 128,144,260 fully paid
    ordinary shares
    June 30, 2005: 127,319,260 fully paid
    ordinary shares
 Reserves                                                    2,679,946         2,447,996
Accumulated deficit during the development stage           (42,618,348)      (37,516,265)
                                                         --------------   ---------------
 Total Equity                                                15,027,272       19,594,176
                                                         ==============   ===============

The accompanying notes are an integral part of the condensed consolidated financial statements.

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
                        (a development stage enterprise)

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                (in Australian dollars, except number of shares)
                                   (Unaudited)

                                       Six months ended
                                         December 31,             Period from Inception
                                   --------------------------        (November 11,1997)
                                      2005           2004           to December 31, 2005
                                   ------------   -----------    ---------------------
   Revenues                           433,925       348,753              2,244,733
   Other income                       288,263     1,020,422              6,657,183

   Depreciation and
   amortization expense               (26,521)      (75,553)              (879,056)
   Patents, research and
   development expense             (3,579,329)   (2,478,423)           (21,966,983)
   Patents, research and
   development expense
   - related parties                        -      (577,757)            (2,280,699)
   Legal expense                     (260,872)     (387,533)            (4,997,020)
   Consulting fee expense            (574,468)   (1,113,244)            (5,737,599)
   Employee benefits expense         (973,645)   (2,554,448)            (7,173,910)
   Corporate compliance
   expense                           (226,432)     (239,415)            (2,215,878)
   Foreign exchange
   gain/(loss)                        243,019    (1,512,222)            (1,314,802)
   Impairment of intangible
   assets                                   -             -               (786,240)
   Other expenses from
   ordinary activities -
   related parties                          -             -               (268,217)
   Other expenses from
   ordinary activities               (426,023)     (656,841)            (3,899,859)
                                   ------------   -----------    ---------------------
   Loss before income tax
   expense                          (5,102,083)   (8,226,301)          (42,618,348)
   Income tax expense                       -             -                      -
                                   ------------   -----------    ---------------------

   Net loss                         (5,102,083)   (8,226,301)          (42,618,348)
                                   ============   ===========    =====================

   Loss per share (basic and
   diluted)                              (0.04)        (0.07)                  N/A

   Weighted average number of
   ordinary shares used in
   computing basic and
   diluted net loss per share      127,963,933    118,289,459                  N/A

The accompanying notes are an integral part of the condensed consolidated financial statements.

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
                        (a development stage enterprise)

                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                             (in Australian dollars)
                                   (Unaudited)

                                               Six months ended
                                                December 31,            Period from Inception
                                          --------------------------      (November 11,1997)
                                              2005           2004        to December 31, 2005
                                          ------------   -----------   ---------------------
   Cash Flows from Operating Activities
   Payments to suppliers and employees      (6,222,412)   (6,502,203)     (41,866,908)
   Interest received                           404,042       113,147        2,145,455
   Government grant received                    87,624        51,289        3,210,142
   NASDAQ reimbursements received                    -             -          231,304
   Neuroscience Victoria monies
   received                                          -       562,500        3,093,750
   Other                                             -         6,371            6,371
                                            -----------   -----------   --------------
   Net cash flows used in operating
   activities                               (5,730,746)   (5,768,896)     (33,179,886)
                                            -----------   -----------   --------------

   Cash Flows from Investing Activities
   Payments for purchase of equipment             (382)      (47,258)        (357,371)
                                            -----------   -----------   --------------
   Net cash flows used in investing
   activities                                     (382)      (47,258)        (357,371)
                                            -----------   -----------   --------------

   Cash Flows from Financing Activities
   Proceeds from issue of shares                     -             -       46,854,565
   Payment of share issue costs                 (2,020)      (94,041)      (3,669,074)
   Proceeds from exercise of options                 -     4,753,333        9,812,471
   Payment of underwriting costs                     -             -         (144,000)
   Repayments of borrowings                          -             -       (2,038,728)
                                            -----------   -----------   --------------

   Net cash flows (used in) / provided
   by financing activities                      (2,020)    4,659,292       50,815,234
                                            -----------   -----------   --------------

   Net (decrease) / increase  in cash
   and cash equivalents                     (5,733,148)   (1,156,862)      17,277,977

   Opening cash and cash equivalents
   brought forward                          21,453,304    29,580,398                -

   Exchange rate adjustments on the
   balance of cash and cash
   equivalents held in foreign
   currencies                                  (32,324)   (1,512,222)      (1,590,145)
                                            -----------   -----------   --------------
   Closing cash and cash equivalents
   carried forward                          15,687,832    26,911,314       15,687,832
                                            ===========   ===========   ==============


The accompanying notes are an integral part of the condensed consolidated financial statements.

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
                        (a development stage enterprise)

       CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                (in Australian dollars, except number of shares)

                                                                                 Accumulated            Share Based
                                                Number of        Issued         Deficit During             Payment
                                                  Shares         Capital       Development Stage           Reserve          Total
                                               -------------   ------------ ----------------------  -----------------    ----------
Balance, November 11, 1997 (inception)                   -              -                     -                  -             -
Net loss                                                 -              -                  (690)                 -          (690)
Issuance of shares to founders                          20             20                     -                  -            20
                                               -------------------------------------------------------------------------------------
Balance, June 30, 1998                                  20             20                  (690)                 -           670
Net loss                                                 -              -              (670,058)                 -      (670,058)
                                               -------------------------------------------------------------------------------------
Balance, June 30, 1999                                  20             20              (670,748)                 -      (670,728)
Net loss                                                 -              -              (760,404)                 -      (760,404)
297 for 1 share split                                5,920              -                     -                  -             -
Issuance of shares in connection with
 private placement                                     960            960                     -                  -           960
5,000 for 1 share split                         34,493,100              -                     -                  -             -
Issuance of shares in connection with initial   16,000,000      7,470,863                     -                  -     7,470,863
public offering, net of issue costs
Issuance of shares in connection with exercise
of options                                           5,000          2,500                     -                  -         2,500
                                               -------------------------------------------------------------------------------------
Balance, June 30, 2000                          50,505,000      7,474,343            (1,431,152)                 -     6,043,191
Net loss                                                 -              -            (3,122,176)                 -    (3,122,176)
Issuance of shares in connection with private    6,666,666      4,745,599                     -                  -     4,745,599
placements, net of  issue costs
Non-cash issuance of shares to consultants          88,600         48,950                     -                  -        48,950
Non-cash issuance of options to consultants              -          8,000                     -                  -         8,000
                                               -------------------------------------------------------------------------------------
Balance, June 30, 2001                          57,260,266     12,276,892            (4,553,328)                 -      7,723,564
Net loss                                                 -              -            (4,431,663)                 -     (4,431,663)
Issuance of shares in connection with
exercise of options                              1,160,690        580,346                     -                  -        580,346
Non-cash issuance of shares to consultants         191,794        144,230                     -                  -        144,230
                                               -------------------------------------------------------------------------------------
Balance, June 30, 2002                          58,612,750     13,001,468            (8,984,991)                 -      4,016,477

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
                        (a development stage enterprise)

  CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY continued
                (in Australian dollars, except number of shares)

                                                                              Accumulated             Share Based
                                             Number of         Issued         Deficit During             Payment
                                               Shares          Capital       Development Stage           Reserve            Total
                                            -------------   ------------    -------------------       ------------     ------------
Net loss                                                -             -             (3,568,036)                 -      (3,568,036)
Issuance of shares in connection with
exerciseof options, net of
underwriting costs                              7,427,584     3,569,792                      -                  -       3,569,792
Non-cash issuance of shares to consultants        146,969       169,763                      -                  -         169,763
                                            ----------------------------------------------------------------------------------------
Balance, June 30, 2003                         66,187,303    16,741,023            (12,553,027)                 -       4,187,996
Net loss                                                -             -             (8,868,810)                 -      (8,868,810)
Issuance of shares in connection with
private placements, net of issue costs         47,102,853    31,018,665                      -                  -      31,018,665
Issuance of shares in connection with
exercise of options                             1,325,000       762,500                      -                  -         762,500
Non-cash issuance of shares to consultants
and directors                                   1,369,224       983,305                      -                  -         983,305
                                            --------------------------------------------------------------------------------------
Balance, June 30, 2004                        115,984,380    49,505,493            (21,421,837)                 -      28,083,656
Net loss                                                -             -            (16,094,428)                 -     (16,094,428)
Issuance of shares in connection with
exercise of options, net of issue costs         9,506,666     4,145,811                      -            562,763       4,708,574
Non-cash issuance of shares to consultants
and directors                                     478,214       255,141                      -                  -         255,141
Non-cash issuance of shares for settlement
of litigation                                   1,350,000       756,000                      -                  -         756,000
Non-cash issuance of options to directors
and employees                                           -             -                      -          1,704,734       1,704,734
Non-cash issuance of options to consultants             -             -                      -            180,499         180,499
                                            --------------------------------------------------------------------------------------
Balance, June 30, 2005                        127,319,260    54,662,445            (37,516,265)         2,447,996      19,594,176
Net loss                                                                            (5,102,083)                 -      (5,102,083)
Issuance of shares to consultants, net of
issue costs                                       825,000       303,229                      -                  -         303,229
Issuance of options to consultants,
directors and employees                                 -             -                      -            231,950         231,950
                                            -------------------------------------------------------------------------------------
Balance, December 31, 2005                    128,144,260    54,965,674            (42,618,348)         2,679,946      15,027,272
                                            =============== =============   =====================   ===============    ==========

The accompanying notes are an integral part of the condensed consolidated financial statements.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 1:  Background

Prana Biotechnology Limited and its controlled entities: Prana Biotechnology Inc. and Prana Biotechnology UK Limited (referred to collectively as "Prana" or the "consolidated entity"), is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. Prana Biotechnology Limited (the "Company"), the parent entity was incorporated on November 11, 1997 in Melbourne, Australia. The U.K. and U.S. subsidiaries were incorporated in August 2004.

Note 2:  Summary of Significant Accounting Policies

Basis of Preparation
--------------------

The half-year financial report is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134:
Interim Financial Reporting. Compliance with Australian Accounting Standards Board ("AASB") 134 ensures compliance with International Financial Reporting Standard ("IFRS") IAS 34: Interim Financial Reporting.

The half-year financial report has been prepared on the basis of historical cost and except, where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The half-year financial report does not include notes of the type normally included in an annual financial report and should be read in conjunction with the annual financial report for the year ended June 30, 2005 and any public announcements made by Prana during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The consolidated entity changed its accounting policies on July 1, 2005 to comply with Australian Equivalents to International Financial Reporting Standards ("A-IFRS"). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards, with July 1, 2004 as the date of transition. An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is discussed in Note 3.

The consolidated entity will adopt A-IFRS for the first time in its financial statements for the year ending June 30, 2006, which will include comparative financial statements for the year ended June 30, 2005. AASB 1 requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual A-IFRS financial statements (e.g., June 30, 2006). AASB 1 also requires that those policies be applied as of the date of transition to IFRS (e.g., July 1, 2004) and throughout all periods presented in the first A-IFRS financial statements. The accompanying interim financial information as of December 31, 2005 and for the half-year periods ended December 31, 2005 and 2004, have been prepared in accordance with those AASB standards and Urgent Issues Group ("UIG") interpretations issued and effective, or issued and early-adopted, at December 31, 2005. The AASB standards and UIG interpretations that will be applicable at June 30, 2006, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the consolidated entity's first A-IFRS financial statements.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with A-IFRS have been condensed or omitted. In the opinion of Prana's management, the half-year financial report reflects all adjustments which are necessary to a fair statement of the results for the period covered by the financial report. All such adjustments are of a normal recurring nature. Operating results for the six months ended December 31, 2005 are not necessarily indicative of the results that may be expected for the year ending June 30, 2006.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 2:  Summary of Significant Accounting Policies continued

The accounting policies set out below have been applied in preparing the financial statements for the half-year ended December 31, 2005, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at July 1, 2004 (as disclosed in Note 3), the consolidated entity's date of transition.

The directors have elected not to apply the first-time adoption exemption available to Prana to defer the date of transition of AASB 132: Financial
Instruments: Disclosure and Presentation and AASB 139: Financial Instruments:
Recognition and Measurement to July 1, 2005 and have therefore adopted these standards from July 1, 2004. These standards have nil effect on the financial statements of the consolidated entity.

Accounting Policies
-------------------

The following significant accounting policies have been adopted in the preparation and presentation of the half year financial report.

a) Principles of Consolidation
The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company and its subsidiaries as defined in Accounting Standard AASB 127:
Consolidated and Separate Financial Statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealized profits arising within the consolidated entity are eliminated in full.

b) Income Tax
Current tax
-----------
Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognized as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax
------------
Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilized. However, deferred tax assets and liabilities are not recognized if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 2:  Summary of Significant Accounting Policies continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realized or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period
---------------------------------------
Current and deferred tax is recognized as an expense or income in the statement of operations, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognized directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

The consolidated entity has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognized, as it is not probable that future taxable profit will be available against which the unused losses and unused tax credits can be utilized, given the nature of the consolidated entity's business (research and development) and its history of losses.

c) Property and equipment
Property and equipment is measured on the cost basis less accumulated depreciation and impairment and consists of laboratory equipment, computer equipment, furniture and fittings and leasehold improvements attributable to Prana's premises at Parkville, Victoria, Australia. Cost includes expenditure that is directly attributable to the acquisition of the item.

Depreciation
------------
Depreciation is provided on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life.

The following estimated useful lives, ranging from three to 14 years, are used in the calculation of depreciation:

        Furniture and fittings              5-33%
        Computer equipment                  33%
        Laboratory equipment                10-33%

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

d) Leased Assets
Leased assets classified as finance leases are recognized as assets. The amount initially brought to account is the present value of minimum lease payments.

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Finance leased assets are amortized on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 2:  Summary of Significant Accounting Policies continued

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

e) Financial Instruments
Embedded Derivatives
--------------------
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value with changes in fair value recognized in profit or loss.

Loans and receivables
---------------------
Trade receivables, loans, and other receivables are recorded at amortized cost less impairment.

f) Impairment of Assets
At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized in profit or loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized in profit or loss immediately.

g) Intangibles
Patents and trademarks
----------------------
Patents and trademarks are recognized at cost less accumulated amortization and impairment. Patents and trademarks are amortized on a straight line basis over their useful lives ranging from 15 to 20 years. The estimated useful life and amortization method is reviewed at the end of each annual reporting period. At December 31, 2005 and June 30, 2005, Prana had no capitalized patents and trademarks.

Research and development
------------------------
Expenditure during the research phase of a project is recognized as an expense when incurred. Where no internally generated intangible assets can be recognized, development expenditure is recognized as an expense in the period as incurred. Development costs are capitalized if and only if, all of the following are demonstrated:

o the technical feasibility of completing the intangible asset so that it will be available for use or sale;
o the intention to complete the intangible asset and use or sell it;
o the ability to use or sell the intangible asset;
o how the intangible asset will generate probable future economic benefits;
o the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 2:  Summary of Significant Accounting Policies continued

o the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, being capitalized development costs, are stated at cost less accumulated amortization and impairment, and are amortized on a straight-line basis over their useful lives over a maximum of five years.

At December 31, 2005 and June 30, 2005, Prana had no capitalized research and development costs.

h) Foreign Currency Transactions and Balances
Foreign currency transactions
-----------------------------
All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognized in the foreign currency translation reserve and recognized in profit or loss on disposal of the net investment.

Foreign operations
------------------
On consolidation, the assets and liabilities of the consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognized in the foreign currency translation reserve, and recognized in profit or loss on disposal of the foreign operations.

i) Employee Benefits
Provision is made for the consolidated entity's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

j) Provisions
Provisions are recognized when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

k) Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

l) Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 2:  Summary of Significant Accounting Policies continued

Interest
--------
Interest income is recognized as earned when collectibility is reasonably assured.

m) Government Grants and Corporate Partner Income

Government grants
-----------------
Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements comprise different phases based on product development. Milestones are based on the phases of each product development, for example Phase 1, Phase 2 and Phase
3. Income is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Income for each milestone achieved is fixed up front.

Corporate partner income
------------------------
Corporate partner income is comprised of amounts earned under agreements with Schering A.G. and Neuroscience Victoria Ltd. for certain research and development activities. Income is recognized as earned on a straight line basis over the lives of the relevant agreements. The straight line basis is considered appropriate as the agreements do not contain clearly defined milestones. Such agreements are performed on a "best efforts" basis with no guarantee of either technological or commercial success.

n) Share Capital
Ordinary share capital is recognized as the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognized directly in equity as a reduction of the share proceeds received.

o) Trade and other payables
Trade payables and other payables are recognized when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods or services.

p) Share-based payments

Equity-settled share-based payments granted after November 7, 2002 that were unvested as of January 1, 2005, are measured at fair value at the date of grant. Fair value is measured by use of the Black- Scholes model (for options without market conditions) or the Barrier Pricing model (for options with market conditions). The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations. The date used to value share-based payments for non-employees may be different to the grant date used to value employee share-based payments where service conditions apply.

The fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period for each tranche of equity, based on the consolidated entity's estimate of shares that will eventually vest.

q) Loss per share
Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

r) Goods and Services Tax (GST)
Revenues, expenses and assets are recognized net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognized as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the balance sheet are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 2:  Summary of Significant Accounting Policies continued

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Note 3:  Impact of Adopting Australian Equivalents to IFRS

The consolidated entity is required to prepare financial statements that comply with A-IFRS for annual reporting periods beginning on or after January 1, 2005. Accordingly, this is Prana's first half-year report prepared under A-IFRS. The consolidated entity's first annual financial report prepared under A-IFRS will be for the year ended June 30, 2006.

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's balance sheet and statement of operations is set out in the following tables and notes that accompany the tables.

                                                             Consolidated
Effect of A-IFRS on the                    Previous GAAP       Effects of           A-IFRS
balance sheet as at July 1,                 July 1, 2004    transition to     July 1, 2004
2004                                                              A-IFRS
                                   Note                $                $                $
CURRENT ASSETS
Cash and cash equivalents                     29,580,398                -       29,580,398
Trade and other receivables                       92,917                -           92,917
Other current assets                              72,769                -           72,769
                                         --------------------------------------------------
TOTAL CURRENT ASSETS                          29,746,084                -       29,746,084
                                          --------------------------------------------------
NON-CURRENT ASSETS
Property and equipment                           180,971                -          180,971
Intangible assets                   (a)       11,488,343      (10,681,903)         869,440
                                         --------------------------------------------------

TOTAL NON-CURRENT ASSETS                      11,669,314      (10,618,903)       1,050,411
                                         --------------------------------------------------
TOTAL ASSETS                                  41,415,398      (10,618,903)      30,796,495
                                         --------------------------------------------------
URRENT LIABILITIES
Trade and other payables                       2,661,950                -        2,661,950
Provisions                                        42,597                -           42,597
                                         --------------------------------------------------
TOTAL CURRENT LIABILITIES                      2,704,547                -        2,704,547
                                         --------------------------------------------------
NON-CURRENT LIABILITIES
Provisions                                         8,292                -            8,292
                                         --------------------------------------------------

TOTAL NON-CURRENT LIABILITIES                      8,292                -            8,292
                                         --------------------------------------------------
Commitments and Contingencies
                                        --------------------------------------------------
TOTAL LIABILITIES                              2,712,839                -        2,712,839
                                         --------------------------------------------------
NET ASSETS                                    38,702,559      (10,618,903)      28,083,656
                                         ==================================================
EQUITY
Issued capital                                49,505,493                -       49,505,493
Reserves                            (a)       14,661,942      (14,661,942)               -
Accumulated deficit during
the development stage               (c)      (25,464,876)       4,043,039      (21,421,837)
                                         ---------------- ---------------- ----------------
TOTAL EQUITY                                  38,702,559      (10,618,903)      28,083,656
                                         ================ ================ ================

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 3:  Impact of Adopting Australian Equivalents to IFRS continued

                                                           Consolidated

Effect of A-IFRS on the                    Previous GAAP       Effects of           A-IFRS
balance sheet as at December                December 31,    transition to     December 31,
31, 2004                                            2004           A-IFRS             2004
                                Note                   $                $                $
CURRENT ASSETS
Cash and cash equivalents                     26,911,314                -       26,911,314
Trade and other receivables                      518,689                -          518,689
Other current assets                             268,159                -          268,159
                                         --------------------------------------------------

TOTAL CURRENT ASSETS                          27,698,162                -       27,698,162
                                         --------------------------------------------------
NON-CURRENT ASSETS
Property and equipment                           194,275                -          194,275
Intangible assets                   (a)       10,938,341      (10,110,501)         827,840
                                         --------------------------------------------------

TOTAL NON-CURRENT ASSETS                      11,132,616      (10,110,501)       1,022,115
                                         --------------------------------------------------

TOTAL ASSETS                                  38,830,778      (10,110,501)      28,720,277
                                         --------------------------------------------------
CURRENT LIABILITIES
Trade and other payables                       1,396,984                -        1,396,984
Provisions                                        61,940                -           61,940
                                         --------------------------------------------------

TOTAL CURRENT LIABILITIES                      1,458,924                -        1,458,924
                                         --------------------------------------------------
NON-CURRENT LIABILITIES
Provisions                                        14,884                -           14,884
                                         --------------------------------------------------

TOTAL NON-CURRENT LIABILITIES                     14,884                -           14,884
                                         --------------------------------------------------

Commitments and Contingencies
                                         --------------------------------------------------

TOTAL LIABILITIES                              1,473,808                -        1,473,808
                                         --------------------------------------------------

NET ASSETS                                    37,356,970      (10,110,501)      27,246,469
                                         ==================================================
EQUITY
Issued capital                      (b)       55,299,873         (733,073)      54,566,800
Reserves                        (a)&(b)       14,661,942      (12,334,135)       2,327,807

Accumulated deficit during
the development stage               (c)      (32,604,845)       2,956,707      (29,648,138)
                                         --------------------------------------------------

TOTAL EQUITY                                  37,356,970      (10,110,501)      27,246,469
                                         ==================================================

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 3:  Impact of Adopting Australian Equivalents to IFRS continued

                                                           Consolidated

Effect of A-IFRS on the                    Previous GAAP       Effects of           A-IFRS
balance sheet as at June 30,               June 30, 2005    transition to    June 30, 2005
2005                                                               A-IFRS
                                Note                   $                $                $
CURRENT ASSETS
Cash and cash equivalents                     21,453,304                -       21,453,304
Trade and other receivables                      174,476                -          174,476
Other current assets                             495,165                -          495,165
                                         --------------------------------------------------
TOTAL CURRENT ASSETS                          22,122,945                -       22,122,945
                                         --------------------------------------------------
NON-CURRENT ASSETS
Property and equipment                           166,214                -          166,214
                                         --------------------------------------------------

TOTAL NON-CURRENT ASSETS                         166,214                -          166,214
                                         --------------------------------------------------

TOTAL ASSETS                                  22,289,159                -       22,289,159
                                         --------------------------------------------------
CURRENT LIABILITIES
Trade and other payables                       2,571,181                -        2,571,181
Provisions                                        78,602                -           78,602
                                         --------------------------------------------------

TOTAL CURRENT LIABILITIES                      2,649,783                -        2,649,783
                                         --------------------------------------------------
NON-CURRENT LIABILITIES
Provisions                                        45,200                -           45,200
                                         --------------------------------------------------

TOTAL NON-CURRENT LIABILITIES                     45,200                -           45,200
                                         --------------------------------------------------

Commitments and Contingencies
                                         --------------------------------------------------

TOTAL LIABILITIES                              2,694,983                -        2,694,983
                                        --------------------------------------------------

NET ASSETS                                    19,594,176                -       19,594,176
                                         ==================================================
EQUITY
Issued capital                      (b)       55,405,707         (743,262)      54,662,445
Reserves                        (a)&(b)       14,661,942      (12,213,946)       2,447,996
Accumulated deficit during          (c)      (50,473,473)      12,957,208      (37,516,265)
the development stage
                                         --------------------------------------------------

TOTAL EQUITY                                  19,594,176                -       19,594,176
                                         ==================================================

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 3:  Impact of Adopting Australian Equivalents to IFRS continued

                                                           Consolidated

Effect of A-IFRS on the                    Previous GAAP       Effects of           A-IFRS
statement of operations for                                 transition to
the half year ended December                                       A-IFRS
31, 2004
                                   Note                $                $                $
Revenues                            (d)        1,369,175       (1,020,422)         348,753
Other income                        (d)                -        1,020,422        1,020,422

Depreciation and amortization       (a)
expense                                         (583,955)         508,402          (75,553)
Patents, research and development
expense                                       (2,478,423)               -       (2,478,423)
Patents, research and development
expense
- related parties                               (577,757)               -         (577,757)
Legal expense                                   (387,533)               -         (387,533)
Consulting fee                      (b)
expense                                       (1,033,944)         (79,300)      (1,113,244)
Employee benefits expense           (b)       (1,039,054)      (1,515,434)      (2,554,488)
Corporate compliance expense                    (239,415)               -         (239,415)
Foreign exchange loss                         (1,512,222)               -      ( 1,512,222)
Other expenses from ordinary
activities                                      (656,841)               -         (656,841)
                                         --------------------------------------------------

LOSS BEFORE INCOME TAX EXPENSES               (7,139,969)      (1,086,332)      (8,226,301)

INCOME TAX EXPENSE                                     -                -                -
                                         --------------------------------------------------

NET LOSS                                      (7,139,969)      (1,086,332)      (8,226,301)
                                         ==================================================


                                                           Consolidated

Effect of A-IFRS on the                    Previous GAAP       Effects of           A-IFRS
statement of operations for                                 transition to
the financial year ended June                                      A-IFRS
30, 2005
                                   Note                $                $                $
Revenues                            (d)        2,653,113       (1,760,978)         892,135
Other income                        (d)                -        1,760,978        1,760,978

Depreciation and amortization       (a)
expense                                       (1,165,227)       1,016,804         (148,423)
Patents, research and development
expense                                       (7,109,839)               -       (7,109,839)
Patents, research and development
expense
- related parties                               (577,757)               -         (577,757)
Legal expense                                 (1,047,448)               -       (1,047,448)
Consulting fee expense              (b)       (2,438,303)        (189,300)      (2,627,603)
Employee benefits expense           (b)       (1,607,892)      (1,515,434)      (3,123,326)
Corporate compliance expense                    (562,123)               -         (562,123)
Foreign exchange loss                         (1,362,572)               -       (1,362,572)
Impairment of intangible            (a)
assets                                       (10,388,339)       9,602,099         (786,240)
Other expenses from ordinary
activities                                    (1,402,210)               -       (1,402,210)
                                         --------------------------------------------------

LOSS BEFORE INCOME TAX EXPENSES              (25,008,597)       8,914,169      (16,094,428)

INCOME TAX EXPENSE                                     -                -                -
                                         --------------------------------------------------

NET LOSS                                    (25,008,597)        8,914,169      (16,094,428)
                                         ==================================================

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 3:  Impact of Adopting Australian Equivalents to IFRS continued

Explanatory Notes to the Financial Statements
---------------------------------------------

(a) Intangible Assets
Under the previous accounting standards, the consolidated entity revalued the acquired research and development costs to fair value in December 1999. Under A-IFRS the revaluation is permissible only if there is an active market for the asset. As a consequence, upon transition to A-IFRS on July 1, 2004, intangible assets decreased by $10,208,582 (net of accumulated amortization) with an associated decrease in the asset revaluation reserve of $14,661,942 and accumulated losses of $4,453,360.

Under A-IFRS internally generated intangible assets from expenditure on research activities are not recognizable. As a consequence, upon transition to A-IFRS at July 1, 2004 intangible assets decreased by $410,321 (net of accumulated amortization) with a corresponding increase in accumulated losses at that date.

As a result of the above transition adjustments, the carrying value of the intangible assets at July 1, 2004 was $869,440.

Under AASB 1 Prana has not elected to take the option to fair value the intangible assets at July 1, 2004.

The impact of the above transition adjustments to A-IFRS for the half year ended December 31, 2004 was a reduction in amortization expense by $508,402 and an equivalent increase in intangible assets.

The impact of the above transition adjustments to A-IFRS for the financial year ended June 30, 2005 was a reduction in amortization expense by $1,016,804 and a reduction in the impairment of intangible assets by $9,602,099, which reverses the impairment recorded under previous accounting standards given that the asset was already derecognized under A-IFRS.

(b) Share-based Payments
Under the previous accounting standards, the consolidated entity did not recognize an expense for share-based compensation granted to employees and directors. Under A-IFRS, the fair value of share options granted to employees and directors is determined at grant date and expensed over the expected vesting period of the options. As permitted under A-IFRS first time adoption, the consolidated entity has not retrospectively recognized share-based payments that were granted before November 7, 2002 and share based payments granted after November 7, 2002 that vested before January 1, 2005.

For the half year ended December 31, 2004, under A-IFRS reserves increased by $1,594,734 and an additional consulting fee expense of $79,300 and employee benefits expense of $1,515,434 was recognized in the statement of operations in relation to the options vesting during the half year.

For the financial year ended June 30, 2005, under A-IFRS reserves increased by $1,704,734 and an additional consulting fee expense of $189,300 and employee benefits expense of $1,515,434 was recognized in the statement of operations in relation to the options vesting during the year.

Under A-IFRS, a share based payment reserve arises on the grant of share options and warrants. Previously these amounts were allocated to issued capital. At December 31, 2004, options and warrants to the value of $733,073 that were previously included in issued capital were moved into the share based payments reserve under A-IFRS. At June 30, 2005, a further $10,189 options that were previously included in issued capital were moved into the share based payments reserve under A-IFRS.

(c) Accumulated Deficit
The effect of the above adjustments on accumulated deficit is as follows:

                                        June 30,      December 31,     July 1,
                                            2005              2004        2004
                                               $                 $           $
Derecognition of revaluation (a)      14,661,942        14,661,942   14,661,942
Derecognition     of    intangible             -       (10,110,501) (10,618,903)
assets (a)
Expensing of share-based
(b) payments                          (1,704,734)       (1,594,734)           -
                                    ------------- ----------------- -----------
Total  adjustment  to  accumulated
deficit                               12,957,208         2,956,707    4,043,039
                                    ------------- ----------------- -----------

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 3:  Impact of Adopting Australian Equivalents to IFRS continued

(d) Revenue
Under the previous accounting standards, the consolidated entity recorded as revenue all of the consolidated entity's inflows. Under A-IFRS, the consolidated entity's revenue represents interest income, with the remaining inflows of the consolidated entity (being government grants and corporate partner revenues) classified as other income.

Effect of A-IFRS on the Cash Flow Statement for the half year ended December 31,
--------------------------------------------------------------------------------
2004 and the financial year ended June 30, 2005
-----------------------------------------------
There are no material differences between the Cash Flow Statement presented under A-IFRS and the Cash Flow Statement presented under the superseded policies.

Note 4:  Dividends

The Company did not declare any dividends in the six months ended December 31, 2005.

Note 5:  Segment Information

The consolidated entity's activities are predominately within Australia and cover research into Alzheimer's disease and other major age-related degenerative disorders.

Note 6: Contingent Liabilities

There has been no change in contingent liabilities since the last annual reporting date.

Note 7:  Subsequent Events

There have been no events after the reporting date that have a material effect on this report.

Note 8: Issued Capital

                                December 31, 2005                 June 30, 2005
                                    No.              $               No.             $
Fully paid ordinary
shares                      128,144,260     54,965,674       127,319,260    54,662,445
Warrants over ADRs            3,000,000              -         3,000,000             -
                                         --------------                   -------------
Total issued capital                        54,965,674                      54,662,445
                                         --------------                   -------------

During the half-year ended December 31, 2005, 825,000 shares were issued to a consultant for nil consideration in exchange for services provided and expensed through the statement of operations in the financial year ended June 30, 2005.

Note 9: Reserves - Share Based Payments

                              December 31, 2005                 June 30, 2005
                                         No.         $          No.         $
Options over fully paid ordinary
shares                              3,525,000  710,949     3,312,000  478,999
Options over ADRs                    380,000  1,515,434     380,000  1,515,434
Warrants over ADRs                   320,000   453,563      320,000   453,463
                                              ---------              ---------
Total share based payments                    2,679,946              2,447,996
reserve                                       ---------              ---------

The share based payment reserve arises on the grant of options and/or issuance of warrants to directors, executives or employees. Amounts are transferred out of the reserve and into issued capital when the options and/or warrants are exercised.

During the half year ended December 31, 2005, the following movements in options occurred:

- Options to purchase 413,000 ordinary shares were granted to a consultant for nil consideration in exchange for services provided and expensed through the statement of operations in the financial year ended June 30, 2005; and
- Options to purchase 200,000 ordinary shares expired on October 1, 2005.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 10: Reconciliation to U.S. GAAP

The unaudited condensed consolidated financial statements have been prepared in accordance with A-IFRS, which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Following is a summary of the adjustments to net loss and total equity required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with U.S. GAAP, considering the differences between A-IFRS and U.S. GAAP.

Reconciliation of net loss
--------------------------

                                                                        Six months ended
                                                                          December 31,
                                                                     ------------------------
                                                                        2005         2004
                                                                     ----------   -----------
Net loss in accordance with A-IFRS                                   (5,102,083)  (8,226,301)
U.S. GAAP adjustments:
Share-based compensation                                        (a)
  Options granted to consultants for services rendered                        -      187,995
  Options granted to employees and directors for services
  rendered                                                                    -    1,591,904
  Shares issued to consultants and directors for services
  rendered                                                                    -      170,462
Intangible assets - capitalized patent costs                    (b)
  Costs capitalized under U.S. GAAP but expensed under A-IFRS                 -      273,898
  Amortization expense attributable to above                                  -     (307,806)
Deferred tax effect of U.S. GAAP adjustments                    (c)           -            -
                                                                     -----------  -----------
Net loss in accordance with U.S. GAAP                                (5,102,083)  (6,309,848)
                                                                     ===========  ===========
Loss per share in accordance with U.S. GAAP:
  Basic and diluted loss per share                                        (0.04)       (0.05)
  Weighted average shares - basic and diluted                       127,963,932  118,289,459




Reconciliation of shareholders' equity
--------------------------------------

                                                               December 31,
                                                                   2005        June 30, 2005
                                                               -------------   -------------
Total equity in accordance with A-IFRS                            15,027,272      19,594,176
U.S. GAAP adjustments:
Share-based compensation                                (a)                -               -
Intangible assets - capitalized patent costs            (b)                -               -
Deferred tax effect of U.S. GAAP adjustments            (c)                -               -
                                                            ---------------------------------
Total equity in accordance with U.S. GAAP                         15,027,272      19,594,176
                                                            =================================

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 10: Reconciliation to U.S. GAAP continued

Roll forward analysis of shareholders' equity under U.S. GAAP
--------------------------------------------------------------

                                                                       December 31,
                                                                 ----------------------------
                                                                    2005            2004
                                                                 -------------  -------------
Balance in accordance with U.S. GAAP, beginning of
period                                                           19,594,176      31,484,956
  Issuance of options to consultants for services
  rendered                                             (a)          157,328         (17,685)

  Issuance of options to employees and directors for
  services rendered                                    (a)           74,622           2,829
  Issuance of shares to consultants and directors for
  services rendered, net of issue costs                (a)          303,229         (12,143)
  Issuance of shares for legal settlement                                 -         756,000
  Issuance of shares in connection with exercise of
  options, net of issue costs                                             -       4,709,491
  Other share issue costs                                                 -             260
Net loss in accordance with U.S. GAAP                            (5,102,083)     (6,309,848)
                                                            ---------------------------------
Balance in accordance with U.S. GAAP, end of period              15,027,272      30,613,860
                                                            =================================

(a) Share-based compensation

As described in Note 3, Prana adopted AASB 2: Share-Based Payment. In accordance with the transitional provisions of AASB 2, the Standard has been applied retrospectively to all share-based payments granted / issued after November 7, 2002 and that were not yet vested as of January 1, 2005.

Through June 30, 2005, Prana accounted for options granted to employees and directors under U.S. GAAP using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") and related interpretations to measure employee stock compensation. Under APB 25, compensation expense was recognized to the extent that the quoted market price of the stock exceeded the exercise price of the options at the measurement date, and was charged to earnings ratably over the vesting period. For options that vest upon the achievement of a target stock price, compensation expense was recognized when the target is achieved.

The following table illustrates the effect on U.S. GAAP net loss and loss per share if Prana had applied the fair value recognition provisions of Statements of Financial Accounting Standards ("SFAS") No. 123: Accounting for Stock Based Compensation ("SFAS 123") to stock-based employee compensation for the half-year ended December 31, 2004.

                                                           December 31, 2004
U.S. GAAP net loss, as reported (6,309,848)
Add: Stock-based employee
compensation expense included in U.S. GAAP
   reported net loss                                                 2,829
Deduct: Total stock-based employee compensation expense
determined under
   fair value based method                                      (1,598,924)
                                                           -----------------
U.S. GAAP pro forma net loss                                    (7,905,943)
                                                           =================

U.S. GAAP basic and diluted loss per share
- As reported                                                        (0.05)
- Pro forma                                                          (0.07)

Additionally, through June 30, 2005, Prana accounted for options granted to consultants under SFAS 123 and Emerging Issues Task Force Issue No. 96-18:
Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services ("EITF 96-18") under US GAAP. Under SFAS 123 and EITF 96-18, compensation cost was calculated based on the estimated fair value of the options measured on the date the services were completed by the respective consultants.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 10: Reconciliation to U.S. GAAP continued

Through June 30, 2005, Prana also accounted for shares issued consultants and directors under U.S. GAAP in accordance with SFAS 123 and EITF 96-18. Accordingly, compensation cost was based on the quoted market price of the shares measured on the date the services were completed.

Effective July 1, 2005, for U.S. GAAP purposes Prana adopted SFAS No. 123(R), Share-Based Payment ("SFAS 123R") which replaces SFAS 123 and supersedes APB 25. Under the modified prospective method of SFAS 123R, Prana applies SFAS 123R for equity-based compensation awards (or portion thereof): (i) granted on or after July 1, 2005; (ii) modified on or after July 1, 2005; and (iii) not yet vested as of July 1, 2005. Such equity-based compensation awards are measured based on the fair value using the Black-Scholes model (for options without market conditions) or Barrier Pricing model (for options with market conditions). The compensation is recognized as an expense in the statement of operations over the requisite service period. Prior periods have not been restated.

As a result of adopting SFAS 123R on July 1, 2005, Prana's U.S. GAAP loss before income taxes and net loss for the half-year ended December 31, 2005 was $74,622 lower than if Prana had continued to account for share-based compensation to employees and directors under APB 25. The impact of adopting SFAS 123R did not have a material impact on basic and diluted loss per share, cash flows from operating activities and cash flows from financing activities for the half-year ended December 31, 2005.

Total U.S. GAAP share-based compensation costs charged to the statement of operations was $535,179 and $5,438,752 for the half-years ended December 31, 2005 and 2004, respectively. No income tax benefits were recognized and no compensation cost was capitalized as part of property and equipment during the periods presented.

The retrospective transition provision of AASB 2 and the modified prospective transition provision of SFAS 123R give rise to GAAP differences in share-based compensation for the half-year ended December 31, 2004. There are no U.S. GAAP reconciling items attributable to share-based compensation for the half-year ended December 31, 2005 as the impact on compensation cost resulting from differences in the standards, such as the determination of the measurement date for share-based payments made to nonemployees, is de minimis.

(b) Intangible assets - capitalized patent costs

Under A-IFRS, patent costs are recognized at cost less accumulated amortization and impairment, provided the costs meet the criteria for recognition as an intangible asset (see Note 2(g)). Patent costs that do not meet the criteria for recognition as an intangible asset are expensed as incurred. At December 31, 2005 and June 30 2005, Prana had no capitalized patent costs under A-IFRS.

For U.S. GAAP purposes, up until December 31, 2004, all costs associated with the acquisition of patents, legal costs incurred in connection with successful patent defenses and costs associated with successful patent applications deemed to be recoverable from the future development of products were capitalized and amortized on a straight-line basis over the estimated useful life of 15 years. Such capitalized costs are tested for recoverability whenever events or circumstances indicate that the carrying amount of the costs may not be recoverable. All other costs associated with patents were expensed as incurred. Effective January 1, 2005, Prana changed its U.S. GAAP accounting policy and expenses all patent costs as incurred.

As a result of the cancellation of a clinical study for the PBT-1 compound in April 2005 due to toxicity issues, the consolidated entity reviewed the carrying value of the U.S. GAAP capitalized patent costs and resolved to impair the capitalized costs to the fair value of A$nil based on estimated future discounted cash flows.

For the half-year ended December 31, 2005, there are no GAAP differences in respect to intangible assets. In the future, GAAP differences may arise to the extent that development costs meet the criteria for capitalization under A-IFRS (as development costs are expensed as incurred under U.S. GAAP).

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 10: Reconciliation to U.S. GAAP continued

(c) Deferred tax effect of U.S. GAAP adjustments

The deferred tax effect of U.S. GAAP adjustments is $nil because it is more likely than not that the net deferred tax asset will not be realized, and accordingly, the consolidated entity has recorded a 100% valuation allowance against the net deferred tax asset.

(d) Other expenses from ordinary activities

                                               Six months ended December 31,
                                            --------------------------------
                                                 2005                2004
                                            --------------   ----------------
Travel                                            81,749            200,677
Insurance                                        112,418             82,029
Marketing                                         94,294            184,917
Office overhead costs                            135,631            178,797
Other                                              1,931             10,421
                                            --------------------------------
   Total                                         426,023            656,841
                                            ================================

(e) Additional U.S. GAAP disclosures

The following table summarizes the activity of share options granted to directors under the 2004 Employees, Directors and Consultants Share and Option Plan (adopted on November 17, 2004) during the half-years ended December 31, 2005 and 2004. No options were granted to employees under the plan during the half-years ended December 31, 2005 and 2004.

                                         Six months ended            Six months ended
                                         December 31, 2005           December 31, 2004
                                      ------------------------    ------------------------
                                       No of        Weighted       No of        Weighted
                                       Options      average        Options     average
                                                    exercise                   exercise
                                                    price (A$)                 price (A$)
                                      ----------    ----------    ----------   -----------
Outstanding at the beginning of the   2,100,000          0.12       409,667          0.50
period
Granted                                       -             -     1,600,000             -
Exercised                                     -             -             -             -
Forfeited                                     -             -             -             -
Expired                                       -             -             -             -
                                      ----------------------------------------------------
Outstanding at the end of the
period (a)                            2,100,000          0.12     2,009,667          0.10
                                      ====================================================
Exercisable at the end of the period    500,000          0.50       409,667          0.50
                                      ====================================================

     (a) Of the options to purchase 2,100,000 ordinary shares outstanding as at December 31, 2005, options to purchase 1,600,000 ordinary shares have an exercise price of A$nil and a weighted average remaining contractual life of 4 1/2 years. The remaining options to purchase 500,000 ordinary shares have an exercise price of A$0.50 with a weighted average remaining contractual life of two years.

The weighted average grant date fair value of the options granted to directors under the 2004 Employees, Directors and Consultants Share and Option Plan during the six months ended December 31, 2004 is $0.51. The fair value was estimated at the date of the grant using the Barrier option pricing model (as the options had market conditions), with the following weighted average assumptions:

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 10: Reconciliation to U.S. GAAP continued

    o   risk-free interest rate of 5.05%
    o   no dividends
    o   expected volatility of 70%
    o   expected life of 5.5 years

    Risk-free interest rate - This is the government bond rate (having a term that most closely resembles the expected life of the option) in effect at the grant date. The Australian government bond rate has been used for options which convert to full paid ordinary shares and the U.S. government bond rate has been used for options which convert to ADRs.

    Dividend yield - Prana has never declared or paid dividends on its common stock and does not anticipate paying any dividends in the foreseeable future.

    Expected volatility - Prana estimates expected volatility based on historical volatility over the estimated life of the option and other factors.

    Expected life - This is the period of time that the options granted are expected to remain outstanding. This estimate is based primarily on historical trend of option holders to exercise their option near the date of expiry. As a result the expected life is considered to equal the period from grant date to expiry date.

The following table summarizes the activity of share options granted to directors under the 2004 ADS Option Plan (adopted on November 17, 2004) during the half-years ended December 31, 2005 and 2004. Each option is exercisable for one ADR which equals ten shares.

                                         Six months ended            Six months ended
                                         December 31, 2005           December 31, 2004
                                      ------------------------    ------------------------
                                        No of       Weighted        No of      Weighted
                                        ADRs        average         ADRs       average
                                                    exercise                   exercise
                                                    price                      price
                                                      (US$)                      (US$)
                                      ----------    ----------    ----------   -----------
Outstanding at the beginning of the     380,000          5.00             -             -
period
Granted                                       -             -       380,000          5.00
Exercised                                     -             -             -             -
Forfeited                                     -             -             -             -
Expired                                       -             -             -             -
                                      ----------------------------------------------------
Outstanding at the end of the
period (b)                              380,000          5.00       380,000          5.00
                                      ====================================================
Exercisable at the end of the period    380,000          5.00             -             -
                                      ====================================================

     (b) All options to purchase 380,000 ordinary shares outstanding as at December 31, 2005 have an exercise price of US$5.00 (A$6.85) and a weighted average remaining contractual life of seven years.

The weighted average grant date fair value of the options granted to directors under the 2004 ADS Plan during the six months ended December 31, 2004 is US$3.08 (A$3.99). The fair value was estimated at the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:
     o    risk-free interest rate of 3.85%
     o    no dividends
     o    expected volatility of 59%
     o    expected life of 8 years

The methodology for developing each of the assumptions is the same as that described above.

The following table summarizes the activity of share options granted to consultants during the half-years ended December 31, 2005 and 2004.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 10: Reconciliation to U.S. GAAP continued

                                          Six months ended            Six months ended
                                          December 31, 2005          December 31, 2004
                                       ------------------------   -------------------------
                                        No of       Weighted       No of        Weighted
                                        Options     average        Options      average
                                                    exercise                    exercise
                                                    price (A$)                  price (A$)
                                       ----------   -----------   -----------   -----------
Outstanding at the beginning of the    1,212,000          0.50     1,109,500          0.51
period
Granted                                  413,000          0.50       600,000          0.50
Exercised                                      -             -             -             -
Forfeited                                      -             -             -             -
Expired                                 (200,000)         0.50             -             -
                                       ----------------------------------------------------
Outstanding at the end of the
period (c)                             1,425,000          0.50     1,709,500          0.51
                                       ====================================================
Exercisable at the end of the period   1,291,667          0.55     1,504,500          0.50
                                       ====================================================

     (c) Of the options to purchase 1,425,000 ordinary shares outstanding as at December 31, 2005, options to purchase 600,000 ordinary shares have an exercise price of A$0.50l and a weighted average remaining contractual life of two years. The remaining options to purchase 825,000 ordinary shares have an exercise price of A$0.50 with a weighted average remaining contractual life of one year and one month.

The weighted average measurement date fair value of the options granted to consultants during the six months ended December 31, 2005 and 2004 is A$0.35 and A$0.27 respectively. The fair value was estimated at the measurement date using the Black-Scholes option pricing model, with the following weighted average assumptions:

     o risk-free interest rate of 5.50% for December 31, 2005 and 4.89% for December 31, 2004
     o    no dividends
     o expected volatility of 78% for December 31, 2005 and 61.8% for December 31, 2004
     o expected life of one and half years for December 31, 2005 and three years for December 31, 2004

The methodology for developing each of the assumptions is the same as that described above (except that assumptions are estimated as of the measurement date rather than grant date).

Note 11: U.S. GAAP Condensed Financial Information

The Securities and Exchange Commission has amended Form 20-F to provide four options for foreign private issuers that are first-time adopters of IFRS (or equivalents) and are required to provide interim financial statements in Securities Act or Exchange Act documents used after nine months from the financial year end. Prana is using the U.S. GAAP condensed financial information option. This option allows foreign companies to use condensed U.S. GAAP financial information to bridge the gap in interim financial information between previous GAAP and IFRS (or equivalents). The condensed U.S. GAAP financial information provides a level of detail consistent with that required by Article 10 of Regulation S-X for interim financial statements.

The following financial information is the unaudited U.S. GAAP condensed financial information of Prana for the half-years ended December 31, 2005 and 2004, for the year ended June 30, 2005 and as of December 31, 2005, June 30, 2005 and December 31, 2004.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 11: U.S. GAAP Condensed Financial Information continued

                      CONDENSED CONSOLIDATED BALANCE SHEET
                             (in Australian dollars)
                                   (unaudited)

                                           December 31,        June 30,        December 31,
                                               2005              2005              2004
                                         -----------------   -------------   -----------------
Current assets
Cash and cash equivalents                      15,687,832      21,453,304          26,911,314
Trade and other receivables                       231,650         174,476             518,689
Other current assets                              157,546         495,165             268,159
                                         -----------------   -------------   -----------------
Total current assets                           16,077,028      22,122,945          27,698,162
                                         -----------------   -------------   -----------------
Intangible assets, net                                  -               -           4,195,231
Property and equipment, net                       140,075         166,214             194,275
                                         -----------------   -------------   -----------------
Total assets                                   16,217,103      22,289,159          32,087,668
                                         =================   =============   =================
Liabilities
Trade and other payables                        1,069,530       2,571,181           1,396,984
Current provisions                                 55,620          78,602              61,940
                                         -----------------   -------------   -----------------
Total current liabilities                       1,125,150       2,649,783           1,458,924
                                         -----------------   -------------   -----------------
Non-current provisions                             64,681          45,200              14,884
                                         -----------------   -------------   -----------------
Total liabilities                               1,189,831       2,694,983           1,473,808
                                         -----------------   -------------   -----------------

Commitments and contingencies

Stockholders' equity
Common stock                                            -               -                   -
Additional paid-in capital                     61,825,927     61, 290,048          60,820,153
Accumulated deficit during the
development stage                             (46,797,955)    (41,695,872)        (30,206,293)
                                         -----------------   -------------   -----------------
Total stockholders' equity                     15,027,272      19,594,176          30,613,860
                                         -----------------   -------------   -----------------
Total liabilities and stockholders'
equity                                         16,217,103      22,289,159          32,087,668
                                         =================   =============   =================

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 11: U.S. GAAP Condensed Financial Information continued

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                (in Australian dollars, except number of shares)
                                   (unaudited)

                                       Six months         Twelve months         Six months
                                     ended December       ended June 30,      ended December
                                        31, 2005               2005              31, 2004
                                    -----------------    -----------------   -----------------
Other income:
   Government grants                         288,173              629,692             451,552
   Corporate partner income                        -            1,125,000             562,500
   Other                                          90                6,286               6,370

Operating expenses:
   Research and development                3,579,329            7,479,151           2,817,163
   Research and development -
   related parties                                 -              577,757             577,757
   General and administrative              2,244,942            8,230,974           4,284,103
   Impairment of intangible
   assets                                          -            4,164,659                   -
                                    -----------------    -----------------   -----------------
Total operating expenses                   5,824,271           20,452,541           7,679,023
                                    -----------------    -----------------   -----------------
Loss from operations                      (5,536,008)         (18,691,563)         (6,658,601)
                                    -----------------    -----------------   -----------------
Non-operating income:
   Interest income                           433,925              892,135             348,753
                                    -----------------    -----------------   -----------------
Loss before income tax expense            (5,102,083)         (17,799,428)         (6,309,848)

Income tax expense                                 -                    -                   -
                                    -----------------    -----------------   -----------------
Net loss                                  (5,102,083)         (17,799,428)         (6,309,848)
                                    =================    =================   =================
Loss per share (basis and diluted)             (0.04)               (0.15)              (0.05)

Weighted average number of
ordinary shares used in computing
basic and diluted net loss per
share                                    127,963,933          122,754,061         118,289,459

Prana changed its accounting policies on July 1, 2005 to comply with A-IFRS. Prior to this transition date, Prana's consolidated financial statements were prepared in accordance with accounting principles generally accepted in Australia ("A-GAAP"), which differ in certain respects from U.S. GAAP. Refer to Prana's Form 20-F Annual Report for the year ended June 30, 2005, filed with the Securities and Exchange Commission, for Prana's consolidated A-GAAP financial statements as of June 30, 2005 and 2004 and for each of the three years in the period ended June 30, 2005, reconciled to U.S. GAAP.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Report.

BACKGROUND

        We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange, or ASX. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol "PRAN." We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004.

        Our financial statements appearing in this report are prepared in Australian dollars and in accordance with generally accepted accounting principles in Australia. In this report, all references to "U.S. dollars" or "US$" are to the currency of the United States of America, and all references to "Australian dollars" or "A$" are to the currency of Australia.

        All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

OVERVIEW

        We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as aging progresses. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

        Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. Initially we focused on clinical trials of our PBT-1 compound as a therapeutic for the treatment of Alzheimer's disease. We commenced our planned phase II human clinical trial for PBT-1 in August 2000 at the Mental Health Research Institute and the Royal Melbourne Hospital. The 36 week trial was completed in January 2002. All patients from this study were then provided the opportunity to roll into a further 48 week extension study. 32 out of 36 patients completed the initial trial, out of which 27 patients elected to start the extension study and 18 patients completed the full 84-week study. On October 12, 2004, we announced the results of the open label 84-week "Extension Study" of our Phase II clinical trial of PBT-1. On October 18, 2004, we announced plans to pursue a Phase II/III study to examine the effect of PBT-1 in moderate to severe Alzheimer's disease patients in the second quarter of 2005, to be known as the PLACQUE (Progression Limiting in
Alzheimer's: Clioquinol's Efficacy) study. On April 11, 2005, we announced that we would not proceed with the PLACQUE study and that we had re-evaluated our further work on the PBT-1 program. As part of our effort to manufacture Good Manufacturing Practice (GMP) grade PBT-1 clinical trial material, we characterized the various impurities that occur in the synthetic process and found unacceptably high levels of a di-iodo-8-hydroxyquinoline impurity that could potentially increase the risk of side-effects and mutagenicity. We considered methods to reduce the levels of the di-iodo impurity, however, we reached the conclusion that attempts to reduce the impurity to safe levels were not likely to be successful in a timely, commercially viable manner and that further development of PBT-1 for the treatment of Alzheimer's disease was not appropriate. As a result of these events, we proceeded to conduct a strategic review of our pending strategic development programs.

        On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to our other lead candidate for the potential treatment of Alzheimer's disease, PBT-2. Unlike PBT-1, PBT-2 has a structure that does not contain iodine and is therefore not capable of forming the di-iodo impurity that has been associated with mutagenicity. PBT-2 was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer's disease in early August 2003. PBT-2 is the result of rational drug design. It has been built "from the ground up" to fulfill very specific criteria. It was designed so that it will be orally bioavailable and cross the blood brain barrier. PBT-2 was selected from over 300 compounds that had been developed by us at such time and has demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing and has been designed to have an improved safety and efficacy profile compared to PBT-1. In February 2004, we were awarded a second research and development START grant of A$1.35 million to take PBT-2 through safety testing and Phase I clinical trials for Alzheimer's disease. Formal preclinical toxicology testing for PBT-2 has been completed and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT-2, a double blind, placebo-controlled single dose escalation study, conducted on 55 healthy, male volunteers between the ages of 18 and 50, which was designed to evaluate the safety, tolerability and pharmacokinetics of PBT-2. Data from the study shows that PBT-2 was well tolerated with little difference in the incidence of adverse events between those receiving PBT-2 and those receiving the placebo. Additionally, the pharmacokinetic analysis demonstrated that the drug exposure increased predictably and in a linear manner, both of which are strong characteristics for a central nervous system drug. Concurrent findings in a pre-clinical mouse model indicate that PBT-2 passes into the brain more extensively than its predecessor, PBT-1. We have also completed three out of four stages of a second Phase I multi-dose escalation safety clinical trial of PBT-2 in elderly, healthy, male and female volunteers. We completed the final dosing stage in December 2005. In addition, the chronic preclinical toxicology studies and GMP manufacturing development required for Phase II and Phase III clinical studies of PBT-2 are concurrently underway.


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


HIGHLIGHTS

o Successful completion of the first Phase I clinical trial for our lead compound, PBT-2, under development as a therapy for Alzheimer's disease. The safety, tolerability and pharmacokinetics of single doses of our PBT-2 compound was tested in male volunteers between 18 and 50 years of age. Results from the trials showed that PBT-2 was well tolerated by the trial participants and has predictable pharmacokinetics suitable for further development.

o Initiation and successful initial results of the in-life portion of the second Phase I clinical trial for PBT-2. The safety, tolerability and pharmacokinetics of escalating doses of our PBT-2 compound, administered once daily for seven days, was tested in female and male volunteers between 45 and 75 years of age (the target population for Alzheimer's disease therapy). Initial analysis of the trial results indicates that PBT-2 was generally well tolerated by the trial participants and has encouraging pharmacokinetics suitable for further development. Formal results of this trial are expected in April 2006.

o Prof. Bush announced the results of a study confirming the importance of oxidative stress in causing the dementia associated with Alzheimer's disease at the Neuroscience 2005, the 35th Annual Meeting of the Society for Neuroscience, in Washington, DC. The study, conducted in collaboration with Simon Melov, Ph.D. of the Buck Institute in Novato, California, shows that there is a synergistic interplay between mitochondrial damage and amyloid formation in the brains of transgenic mice (a model for Alzheimer's disease) inducing tau hyperphosphorylation by an oxidative mechanism. Tau hyperphosphorylation is the biochemical event in Alzheimer's disease that leads to tangle formation and ultimately to the actual dementia of Alzheimer's disease. The technology underlying our metal protein attenuating compounds, or MPACs, is designed to reduce oxidative stress and therefore reduce downstream toxicity in neogenerative diseases.

o Prana's proof of concept compound, PBT-1, was shown to have positive results in an animal model for Huntington's disease. The results published in the August 16, 2005 edition of the Proceedings of the National Academy of Science of the United States of America by Trent Nguyen and others, demonstrated that aggregation of the toxic mutant Huntington protein was inhibited, with improvements in muscle motor function as well as life-span. We have entered into a research collaboration with the group that published this work, based at the University of California, San Francisco, to undertake screening and animal studies with certain of our MPACs, including our lead compound, PBT-2.

o Other collaborations. Our management has embarked on several pre-clinical investigations and research collaborations to assess the utility of its MPAC platform in selected therapeutic applications, in addition to the Huntington' study (described above), the results of which we expect to be reported in 2006.

o Appointment of Mr. Peter Marks to serve as a non-executive director. Mr. Peter marks was appointed by our Board of Directors as a non-executive director of our company to fill a casual vacancy in July 2005 and was elected by our shareholders as a director of our company in November 2005.

CHANGES IN ACCOUNTING TREATMENT FOR STOCK OPTIONS

        On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised
2004), "Share-Based Payment," or SFAS 123(R), which is a revision of SFAS No. 123, "Accounting for Stock Based Compensation," or SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees, including employee stock option grants, to be recognized based on their fair values, while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values on the date of grant. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard became effective for us commencing July 1, 2005.

        Through June 30, 2005, as permitted by SFAS 123, we accounted for options granted to employees and directors under generally accepted accounting principles in the United States, or U.S. GAAP, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," or APB 25, and related interpretations to measure employee stock compensation. Under APB 25, compensation expense was recognized to the extent that the quoted market price of the stock exceeded the exercise price of the options at the measurement date, and was charged to earnings ratably over the vesting period. For options that vest upon the achievement of a target stock price, compensation expense was recognized when the target is achieved.

        Additionally, through June 30, 2005, we accounted for options granted and shares issued to directors and consultants under U.S. GAAP in accordance with SFAS 123 and Emerging Issues Task Force Issue No. 96-18 "Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," or EITF 96-18,. Under SFAS 123 and EITF 96-18, compensation cost was calculated based on the estimated fair value of the options measured on the date the services were completed by the respective consultants. Accordingly, compensation cost was based on the quoted market price of the shares measured on the date the services were completed.

        Effective July 1, 2005, for U.S. GAAP purposes we adopted SFAS No. 123(R) using the modified prospective method of SFAS 123(R) for equity-based compensation awards (or portion thereof): (i) granted on or after July 1, 2005;
(ii) modified on or after July 1, 2005; and (iii) not yet vested as of July 1, 2005. Such equity-based compensation awards are measured based on the fair value using the Black-Scholes model (for options without market conditions) or Barrier Pricing model (for options with market conditions). The compensation is recognized as an expense in the statement of operations over the requisite service period. Prior periods have not been restated.

        Had we adopted SFAS 123(R) in the half-year ended December 31, 2004, the impact of that standard would have increased our net losses under U.S. GAAP by approximately A$1,596,095, as described in the disclosure of pro forma net losses and losses per share in Note 10 to our interim financial statements for the six-months ended December 31, 2005.

        As a result of adopting SFAS 123(R) on July 1, 2005, our U.S. GAAP loss before income taxes and net loss for the half-year ended December 31, 2005 was $74,622 lower than if we had continued to account for share-based compensation to employees and directors under SFAS 123 for such period. The impact of adopting SFAS 123(R) did not have a material impact on basic and diluted loss per share, cash flows from operating activities and cash flows from financing activities for the half-year ended December 31, 2005. Total U.S. GAAP share-based compensation costs charged to the statement of operations was $526,151 and $5,438,752 for the half-years ended December 31, 2005 and 2004, respectively. No income tax benefits were recognized and no compensation cost was capitalized as part of property and equipment during the periods presented.

        For annual reporting periods beginning on or after January 1, 2005, we are required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards, or A-IFRS. Under A-IFRS, options are valued over the vesting period, whereas under U.S. GAAP options are valued on the date that they vest. In future, it is expected that there will be an adjustment between A-IFRS and U.S. GAAP in respect of share based payments.

        As a result of the transition to A-IFRS, we have elected to fair value options granted after November 7, 2002 that vested after January 1, 2005, which has resulted in reduced expenditures since previously, in accordance with U.S. GAAP, these options were not valued or valued using different measurement dates.

        Accordingly, in accordance with A-IFRS, options to purchase an aggregate 1,600,000 ordinary shares that were granted to our directors during the six months ended December 31, 2004 are being expensed over five and a half years, over their vesting periods. As of December 31, 2005, we estimate that a further $667,535 will be expensed on a straight line basis until June 30, 2010.

        The retrospective transition provision of Australian Accounting Standards Board 2 and the modified prospective transition provision of SFAS 123(R) give rise to GAAP differences in share-based compensation for the half-year ended December 31, 2004. There are no U.S. GAAP reconciling items attributable to share-based compensation for the half-year ended December 31, 2005 as the impact on compensation cost resulting from differences in the standards, such as the determination of the measurement date for options issued for non-employees, are of minimum importance.

SIX MONTHS ENDED DECEMBER 31, 2005
COMPARED TO SIX MONTHS ENDED DECEMBER 31, 2004

        We are required to prepare financial statements that comply A-IFRS for annual reporting periods beginning on or after January 1, 2005. Accordingly, this is our first half-year report prepared under A-IFRS. Our first annual financial report prepared under A-IFRS will be for the year ending June 30, 2006. The impact of the transition to A-IFRS on the consolidated entity's Balance Sheet and Statement of Operations is disclosed in Note 3 to our interim consolidated financial statements.

Revenue

        Revenue increased to A$433,925 for the six months ended December 31, 2005 from A$348,753 for the six months ended December 31, 2004, an increase of A$85,172 or 24.42%. The revenue in the six months ended December 31, 2005 and 2004 consisted of interest income.

        The increase in revenue is primarily attributable to the engagement of an external treasury service in September 2004 that has assisted our company in obtaining more favorable investment terms. The average interest rate for the six months ended December 31, 2004 was 2.85% whereas the average interest rate for the six months ended December 31, 2005 was 4.87%. Our cash reserves in the six months ended December 31, 2004 were higher than those in the six months ended December 31, 2005.

Other income

        Other income decreased to A$288,263 for the six months ended December 31, 2005 from A$1,020,422 for the six months ended December 31, 2004, a decrease of A$732,159 or 71.75%. Substantially all of our other income in the six months ended December 31, 2005 consisted of government grant income. Other income in the six months ended December 31, 2004 consisted of A$451,551 of government grant income, A$562,500 received under the licensing and research collaboration we entered into with Schering A.G. and Neurosciences Victoria Ltd. and miscellaneous income of A$6,371.

        The decrease in other income is partly attributable to the A$562,500 reduction in income from Schering A.G. and Neurosciences Victoria Ltd. due to the completion of the contracts in connection with our collaboration with Schering A.G. and Neurosciences Victoria Ltd in June 2005. Additionally, government grant income decreased by A$163,378 in the six months period ended December 31, 2005 due to a decrease in the research activities performed under the START grant that we had received from the Australian Industry Research and Development Board, which we completed in December 2005.

Depreciation and amortization expense

        Depreciation and amortization expense decreased to A$26,521 for the six months ended December 31, 2005 compared to A$75,553 for the six months ended December 31, 2004, a decrease of A$49,032, or 64.90%. The decrease in depreciation and amortization expense is primarily attributable to the full impairment of our core intellectual property relating to PBT-1 on June 30, 2005, prior to which amortization of our core intellectual property was provided on a straight-line basis over the estimated useful lives of 15 years. Amortization of such intangible assets for the six months ended December 31, 2004 totaled A$41,600.

Patents, research and development expense and Patents, research and development expense - related parties

        Patents, research and development expense increased to A$3,579,329 for the six months ended December 31, 2005 from A$3,056,180 for the six months ended December 31, 2004, an increase of A$523,149, or 17.12%.

        The increase in patents, research and development expense is attributable to the increase in clinical and preclinical trial expenses of A$928,149 associated with the progressing development of our primary product candidate, PBT-2. During 2005, our PBT-2 compound underwent two clinical trials and manufacturing and long-term preclinical studies required to support Phase II clinical development were initiated. The increase was offset by a A$405,000 decrease of the expenses associated with the Schering A.G. and Neurosciences Victoria Ltd contracts that ended in June 2005. Dr. George Mihaly, a director of our company, served as a director of Kendle Pty Ltd, until December 2004. Kendle provides analysis and review of the commercialization of our technology, intellectual property management and clinical trial management and monitoring. An ongoing agreement at normal commercial rates that is terminable at will exists between us and Kendle, with costs incurred on a daily basis. During the period that Mr. Mihaly served as a director of Kendle prior to December 2004, this agreement constituted a related party transaction.

Legal expense

        Legal expense decreased to A$260,872 for the six months ended December 31, 2005 from A$387,533 for the six months ended December 31, 2004, a decrease of A$126,661, or 32.68%.

        The decrease in legal expense is primarily attributable to a A$132,199 decrease in legal fees as a result of the settlement of the dispute with P.N. Gerolymatos S.A in July 2004.

Consulting fee expense

        Consulting fee expense decreased to A$574,468 for the six months ended December 31, 2005 from A$1,113,244 for the six months ended December 31, 2004, a decrease of A$538,776, or 48.40%.

        The decrease in consulting fee expense is primarily attributable to the reduced share based payments expense to directors of A$74,622 in the six months ended December 31,

2005. Consulting fee expense for the six months ended December 31, 2004 includes A$623,820 share based payments to a consultant. Consulting fee expense for the six months ended December 31, 2005 includes A$50,000 paid to an additional director and A$40,000 paid to the Company Secretary.

Employee benefits expense

        Employee benefits expense decreased to A$973,645 for the six months ended December 31, 2005 from A$2,554,488 for the six months ended December 31, 2004, a decrease of A$1,580,843, or 61.88%.

        The decrease in employee benefits expense is partly attributable to the closure of the U.S. office in August 2005, which resulted in a decrease in employee benefits expense of A$259,418 for the six months ended December 31, 2005. The decrease is further attributable to the share based payment of A$1,515,434 to our previous chief executive officer which was recognized in the financial year that the options were granted rather than over the original vesting period of the options, as these options vested immediately upon the former chief executive officer ceasing to serve in such capacity. This decrease was further partially offset by the employment of five additional staff in the Australian office in September and October 2004 who were required for the continuing development of PBT-2 and future compounds. This resulted in additional employee benefits expenses of A$92,014 in the six months ended December 31, 2005 as these employees were employed for the entire six month period for the six months ended December 31, 2005. This decrease was further partially offset by the reappointment of Geoffrey Kempler as our Chief Executive Officer in June 2005, in connection with which Mr. Kempler received a remuneration increase which has resulted in additional employee benefit expenses of A$75,909 in the six months ended December 31, 2005. This decrease was further partially offset by a decrease in the provision for employee leave entitlements of $29,437.

Corporate compliance expense

        Corporate compliance expense decreased to A$226,432 for the six months ended December 31, 2005 from A$239,415 for the six months ended December 31, 2004, a decrease of A$12,983, or 5.42%.

        The decrease in corporate compliance expense is attributable to additional annual report printing costs incurred in the six months ended December 31, 2004 and an accrual for the establishment of internal controls over financial reporting pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which governs managements assessment of internal controls, the compliance date for which has been extended by the Securities and Exchange Commission and therefore such accrued amount was not realized in the six months ended December 31, 2004.

Foreign exchange gain/(loss)

        For the six months ended December 31, 2005, we recognized a foreign exchange gain of A$243,019 for the six months ended December 31, 2005 compared to a foreign exchange loss of A$1,512,222 for the six months ended December 31, 2004, a change of A$1,755,241, or 116.07%.

        The change in foreign exchange gain/(loss) is attributable to the foreign exchange loss resulting from the funds that we received in connection with our June 2004 private placement in the United States that were held in U.S. dollars due to fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. For the six months ended December 31, 2004 the U.S. dollar devalued in relation to the Australian dollar. The gain in the six months ended December 31, 2005 is partially attributable to the increase in the value of the U.S. dollar and the Euro in relation to the Australian dollar and our increased exposure to fluctuations in the value of the Euro due to an increased portion of our expenditures being denominated in Euro as a result of an increased usage of our European suppliers.

Other expenses from ordinary activities

        Other expenses from ordinary activities decreased to A$426,023 for the six months ended December 31, 2005 from A$656,841 for the six months ended December 31, 2004, a decrease of A$230,818, or 35.14%.

        The decrease is primarily attributable to a decrease in office overheads of A$43,166, marketing expense of A$100,321 and travel costs of A$118,928, partly due to the closure of our office in the United States in August 2005 and the resulting decrease in business travel expenses between the United States and Australia. This decrease was partially offset by additional expenditure in relation to clinical trial insurance of $39,443 that we incurred during the six months ended December 31, 2005. The increase in clinical trial insurance is as a result of our PBT-2 compound undergoing two clinical trials and manufacturing and long-term preclinical studies required to support Phase II clinical development being initiated during 2005.

INFLATION AND SEASONALITY

        Management believes inflation has not had a material impact on our company's operations or financial condition and that our operations are not currently subject to seasonal influences.

LIQUIDITY AND CAPITAL RESOURCES

        We are a development stage company and have had no sales income to date, and as of December 31, 2005, our accumulated deficit totaled A$42,618,348. From inception until our initial public offering in March 2000, we financed our operations primarily through borrowings from two of our directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments. Since inception we have raised a total of A$56,663,575, before associated costs.

        Net cash used in/provided by financing activities decreased in the six months ended December 31, 2005 to A$2,020 from A$4,659,292 in the six months ended December 31, 2004, during which period we raised funding by the exercise of options.

        Net cash used in operating activities decreased by A$38,150 to A$5,730,746 in the six months ended December 31, 2005 from A$5,768,896 in the six months ended December 31, 2004.

        We had A$15,687,832 of cash and cash equivalents at December 31, 2005, compared to A$21,453,304 at June 30, 2005 and A$26,911,314 at December 31, 2004.

        Capital expenditures for the years ended June 30, 2003, 2004 and 2005 were approximately A$87,929, A$134,362, and A$50,466, respectively. These expenditures were principally for computer equipment, office furniture and equipment and leasehold improvements. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

        We believe our existing cash and cash equivalents as well as anticipated cash flow from government grants, licensing and research collaboration agreements and potential option exercises will be sufficient to support our current operating plan for at least 12 months; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to: costs and timing of obtaining regulatory approvals; the costs and timing of obtaining, enforcing and defending our patent and intellectual property; the progress and success of pre-clinical and clinical trials of our product candidates; and the progress and number of our research programs in development.

        We anticipate that we will require substantial additional funds within the next 12 to 24 months in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidate. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners and/or through government grants. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

CONDITIONS IN AUSTRALIA

        We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

                                   SIGNATURES
                                   ----------


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Prana Biotechnology Limited



                                            /s/ Geoffrey P. Kempler
                                            -----------------------
                                            By: Geoffrey P. Kempler
                                            Chief Executive Officer


Date: March 31, 2006